SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    Form 6-K

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                        The Securities Exchange Act 1934

                  Report on Form 6-K for the month of May 2003
                                      ----

                  Hellenic Telecommunications Organization S.A.
                 (Translation of Registrant's name into English)

                               99 Kifissias Avenue
                              GR 15181 Amaroussion
                                 Athens, Greece
                    (Address of Principal Executive Offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                        Form 20-F __X__    Form 40-F

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                              Yes ___     No ____


Enclosures:

1. Press release dated May 29, 2003

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Hellenic Telecommunications Organization S.A.

Date: 29 May 2003

                                   By: /s/___Dimitris Kouvatos__________
                                       Name: Dimitris Kouvatos
                                       Title: Chief Financial Officer

           OTE Announces Results for the Three Months Ended
                   March 31, 2003 Under US G.A.A.P.

    ATHENS, Greece--(BUSINESS WIRE)--May 29, 2003--

    --  Operating Revenues up 7.8% over Q1 2002, up 1.4% excl.
        RomTelecom consolidation

    --  Group EBITDA margin at 39.8 %, or 40.5% excl. RomTelecom

    --  Greek fixed-line EBITDA margin stable at about 35%

    -- RomTelecom restructuring on track; fixed-line EBITDA margin up to 32%.

     Hellenic Telecommunications Organization SA (ASE: HTO, NYSE: OTE), the Greek full-service telecommunications provider, today announced consolidated unaudited results for the three months ended March 31, 2003. RomTelecom is fully consolidated since early March 2003; in the corresponding quarter of 2002, RomTelecom was accounted for under the equity method. Therefore, comparisons between the two quarters are only indicative.

     Commenting on the three-months results, Mr. Lefteris Antonacopoulos, Chairman and CEO noted: "In early 2003, OTE's domestic fixed-line business felt the impact of accelerating competitive efforts. As previously announced, our overall market share dropped to 93% in March. Nevertheless, we saw significant growth in new business, fueled by data services. Our Romanian fixed-line business, fully consolidated for the first time, recorded a solid increase in EBITDA margin, to 32%, as we work on slashing the companies cost base. Though we are starting to see some impact, our cost-cutting efforts in Greek fixed-line operations are slow to yield the expected results. I have taken steps to assure that our efforts are accelerated and rapidly translate into bottom-line improvements. "

    HIGHLIGHTS OF OPERATING RESULTS FOR THE THREE MONTHS

    ENDED MARCH 31, 2003 AND 2002 IN ACCORDANCE WITH U.S. GAAP

  EUR million
   except per        Q1 03          Q1 02
   share data                                     % Change
-----------------------------------------------------------
Operating
 Revenues              1,100.2         1,020.8        +7.8
-----------------------------------------------------------
Operating Income         236.7           285.5       -17.1
-----------------------------------------------------------
Pre-tax Income           221.5           254.6       -13.0
-----------------------------------------------------------
Net Income               113.1           140.6       -19.6
-----------------------------------------------------------
EBITDA                   438.0           441.8        -0.9
-----------------------------------------------------------
EBITDA Margin             39.8%           43.3%     -3.5pp
-----------------------------------------------------------
Basic EPS (EUR)         0.2306          0.2865       -19.5
-----------------------------------------------------------

     1. FINANCIAL OVERVIEW

     OTE's Operating Revenues increased by 7.8% in the three months ended March 31, 2003, mainly driven by the 27.6% growth in mobile telephony revenues, as increased revenues from the first-time full consolidation of RomTelecom were largely offset by lower fixed-line revenues in Greece.

     OPERATING REVENUES FOR THE THREE MONTHS

     ENDED MARCH 31, 2003 AND 2002 IN ACCORDANCE WITH U.S. GAAP

EUR million                     Q1 03       Q1 02     % Change
---------------------------------------------------------------
Domestic Telephony                 538.5       528.7      +1.9
---------------------------------------------------------------
International Telephony               84        85.6      -1.9
---------------------------------------------------------------
Mobile telephony services          260.6       204.2     +27.6
---------------------------------------------------------------
Other                              217.1       202.3      +7.3
---------------------------------------------------------------
Total Operating Revenues         1,100.2     1,020.8      +7.8
---------------------------------------------------------------

     Revenues from Domestic Telephony for the first three months contributed 48.9% of Total Revenues, down from 51.8% in the same period last year. Revenues from Mobile Telephony and New Business Areas contributed 33.2% of the total, a significant increase from the 29.3% contribution to revenue posted in the same period of 2002. Mobile telephony revenues growth is mainly due to the strong performance of COSMOTE in Greece and Albania.

     Revenues from International Telephony showed a decrease of 1.9% as compared to the same period last year.

     For the first three months of 2003, OTE's EBITDA margin, including RomTelecom, stood at 39.8% as compared to 43.3% for the same period last year.

     For the first three months of 2003, Pre-tax Income amounted to EUR221.5 million, down 13.0% compared to the same period last year. The decrease in Pre-tax Income primarily reflects a 28.8% increase in Depreciation and Amortization, driven by the RomTelecom consolidation as well as a low base in the first quarter of 2002. Income before Minority Interests decreased by 15.1% from last year, to EUR137.5 million.

     Reflecting higher profitability of the Group's mobile subsidiary, leading to an increase in Minority Interests, Net Income for the three months ended March 31, 2003 decreased by 19.6% compared to the same period last year, to EUR113.1 million.

     Breakdown of Revenues

     Operating revenues grew by 7.8% in the three months ended March 31, 2003. Additional details regarding the various elements of revenues and their drivers are provided below:

     DOMESTIC TELEPHONY

     OTE implemented its last major tariff-rebalancing round in late January 2002. Consequently, comparisons in domestic telephony revenues for the first three months of the years 2003 and 2002 are based on different tariff structures. The tariff rebalancing implemented at the end of January 2002 was the final stage in OTE's tariff rebalancing process.

     Revenues from Basic Monthly Rentals increased by 17.7% in the first three months of 2003 to EUR175.8 million, impacted by the RomTelecom consolidation as approximately 11% is due to this effect.

     Fixed-to-fixed call revenues, impacted by the last tariff rebalancing in January last year, decreased by 5.9% compared to the same period in 2002. The main reason for the decrease in fixed-to-fixed call revenues is the impact of the heightened competition as well as the acceleration of fixed-to-mobile substitution significantly impacting traffic volumes.

     Fixed-to-mobile call revenues in the three months ended March 31, 2003, dropped by 4.7% as compared to the same period last year, reflecting a drop in volume.

     INTERNATIONAL TELEPHONY

     International telephony revenues in the first three months decreased by 1.9% compared to the same period last year.

     Traffic statistics for the first quarter of year 2003 are provided in the following table.

    Traffic Statistics, Q1 2003

       Call Service Category        Calls,  Average  Minutes, Split of
                                    millions  Call    millions minutes
                                             Duration
                                              (mins)
----------------------------------------------------------------------
Local                               1,567.5      2.6  4,044.4    47.6%
----------------------------------------------------------------------
National Long Distance                177.0      3.0    525.4     6.2%
----------------------------------------------------------------------
International Long Distance            32.0      3.5    112.9     1.3%
----------------------------------------------------------------------
Internet                              149.7     22.3  3,334.7    39.3%
----------------------------------------------------------------------
Fixed-to-Mobile                       346.3      1.2    429,7     5.1%
----------------------------------------------------------------------
Special calls                          83.7      0.6     47.7     0.6%
----------------------------------------------------------------------
Total                               2,356.3      3.6  8,494.8   100.0%
----------------------------------------------------------------------

    * Percentages are rounded and may not add up to 100

     The drop in traffic in the first quarter of the year primarily reflects market share erosion during the period as well as the continued impact of fixed-to-mobile substitution. For the month of March 2003, OTE's competitors' share of the market (including Internet traffic) was estimated at approximately 7%.

     MOBILE TELEPHONY

     COSMOTE (including AMC), ArmenTel mobile related revenues (excluding revenues resulting from calls from the fixed to the mobile networks which are included under Domestic Telephony) as well as Globul continued their strong growth and reached EUR260.6 million for the three months ended March 31, 2003, an increase of 27.6% as compared to the same period last year. Globul commenced operations in September of 2001 and during the first quarter of this year posted service revenues of EUR16.6 million.

     OTHER OPERATING REVENUES

     OTE classifies Other Operating Revenues into New Business (including leased lines, data, ISDN, Internet, Equipment sales and ATM) and Traditional Services (including telecards, directories, radio communications and Audiotex).

     Revenues from Traditional Business increased by 0.6% in the first three months of 2003 compared to the same period last year, mainly due to revenues from Directories and Radio Communications. Revenue from New Business jumped by 18.2%, despite a 12.3% decrease in the sale of telecommunication equipment. More specifically:

     LEASED LINES

     Leased lines and data communications revenues increased by 21.4 % in the period ended March 31, 2003, as compared to last year.

     ISDN NETWORK: NEW CONNECTIONS AND MONTHLY CHARGES

     Revenues from ISDN new connections and monthly fee charges grew by 47.6% in the period ended March 31, 2003 as compared to the same period last year, mainly due to volume increase.

     As of March 31, 2003, OTE had 374,712 basic rate access line (ISDN 2 channels) customers, compared to 349,747 at December 31, 2002, a quarterly increase of 7.1 %.

     As of the same date, OTE had 6,299 primary rate ISDN access line (ISDN 30 channels) customers, compared to 6,022 at December 31, 2002, a quarterly increase of 4.6 %.

     ISDN lines, measured in 64 Kb equivalent, amount to 938,394 and represent 14.9% of total access channels (including ISDN channels). The same index stood at 13.9% at the end of 2002.

     TELECOMMUNICATIONS EQUIPMENT

     Revenues from the sale of telecommunications equipment reached EUR18.9 million for the three month period ended March 31, 2003, a decrease of 12.3% compared to the same period last year.

    Breakdown of Operating Expenses

     Operating expenses increased by 17.4% to EUR863.5 million. This figure reflects the consolidation of RomTelecom, which accounted for EUR60 million. Excluding RomTelecom and the increase in depreciation and amortization, operating expenses were roughly in line with the first quarter of 2002. More specifically:

    -- A 20.1% increase in Payroll and Employee Benefits from EUR204.5 million to EUR245.7 million. This is due to: (i) the impact of the salary increase as defined in the 2001 labor agreement which took effect June and December 2002, therefore impacting the first three months of 2003 and not the first three months of 2002 (ii) the salary increase due to personnel "seniority"; (iii) the RomTelecom consolidation

    --  A 10.8% increase in Payments to International Operators to
        EUR45.1 million

    -- An 11.6% increase in Payments to Mobile Telephony Operators to EUR133.4 million impacted by the introduction of mobile-to-mobile interconnection at the beginning of 2002

    -- A 28.8% increase in Depreciation and Amortization to EUR201.3 million as a result of investments in fixed line as well as mobile network infrastructure, as well as the consolidation of RomTelecom

    -- A 9.6% increase in Other Operating Expenses to EUR228.8 million. The breakdown of other operating expenses is provided in the following table.

    BREAKDOWN OF OTHER OPERATING EXPENSES

 EUR million                          Q1 03    Q1 02  % Change
-------------------------------------------------------------
 Advertising                          11.3     10.3      7.0
-------------------------------------------------------------
 Commissions to dealers               25.7     31.1    -17.4
-------------------------------------------------------------
 Cost of equipment                    36.7     36.6      0.3
-------------------------------------------------------------
 Provision for doubtful accounts      23.3     19.5     19.5
-------------------------------------------------------------
 Taxes other than income taxes         6.2      4.6     34.8
-------------------------------------------------------------
 Repairs, maintenance,
cost of telecom materials             32.9     23.4     40.6
-------------------------------------------------------------
 Other*                               93.0     83.2     11.8
-------------------------------------------------------------
 TOTAL                               228.8    208.7      9.6
-------------------------------------------------------------

    * (third party fees, SIM cards, rentals, etc.)

     For the segment OTE, which is a good approximation of local fixed-line operations, other operating expenses beak down as follows:

    BREAKDOWN OF OTHER OPERATING EXPENSES - Segment OTE

 EUR million                          Q1 03    Q1 02  % Change
-------------------------------------------------------------
 Advertising                           1.4      3.8    -63.2
-------------------------------------------------------------
 Cost of equipment                    24.0     24.3     -1.2
-------------------------------------------------------------
 Provision for doubtful accounts      16.8     11.7    +43.6
-------------------------------------------------------------
 Taxes other than income taxes         3.6      3.6     +0.0
-------------------------------------------------------------
 Repairs, maintenance,
cost of telecom materials             17.7     16.1     +9.9
-------------------------------------------------------------
 Other*                               80.1     91.1    -12.1
-------------------------------------------------------------
 TOTAL                               143.6    150.6     -4.6
-------------------------------------------------------------

    * (third party fees, SIM cards, rentals, etc.)

     Net Financial Expense

     Net financial cost decreased by 50.8% in the first three months of 2003 compared to the same period last year to EUR15.2 million. This is due to foreign exchange gains compared to the same period last year, as well as improved results from subsidiaries accounted for under the equity method.

     2. MAIN DEVELOPMENTS

     DOMESTIC SUBSIDIARIES

     The COSMOTE mobile subsidiary continued its strong performance in the first quarter of this year with over 3.6 million customers as at March 31, 2003 and maintaining the leadership position with an overall market share of 37.3%. Consolidated operating revenues for the period grew by 12.8% to EUR297.2 million compared to the same period last year with an EBITDA margin of 42.8%, slightly below the respective 2002 figure (43.3%). COSMOTE's financial results for the first three months of 2003 confirm the effectiveness of its balanced strategy in achieving, within a short time frame, outstanding profitability coupled with constantly increasing market share.

     The OTEnet Internet subsidiary had 185,000 active dial-up users at the end of first quarter 2003, a 3.2% quarter-on-quarter increase. In addition, OTEnet permanent and small business connections grew by 20.3% in the first quarter reaching 1,600 with 2,400 active web sites hosted. The improvement in OTEnet's operational performance led to revenues increasing by 43.4% in the three months 2003 as compared to the same period last year.

     INTERNATIONAL INVESTMENTS

     Revenues at Telecom Serbia dropped by 6.7 % compared to the same period last year, to EUR122.7 million. Net Income for the first three months 2003 was EUR13.0 million or 10.6% of Operating Revenues. ArmenTel's Operating Revenues for the three months ended March 31, 2003, amounted to EUR16.0 million, while Net Income amounted to EUR2.0 million. RomTelecom's Consolidated Operating Revenues for the three months ended March 31, 2003, amounted to EUR198.4 million representing a drop of 15.9% as compared to the same period last year, while Net Income amounted to EUR9.3 million. RomTelecom's financials are influenced by the results of its DCS 1800 mobile subsidiary, CosmoRom, which is consolidated.

     3. FIXED - LINE PRODUCTS AND INITIATIVES

     To face heightening competition in its domestic fixed-line business and contain the erosion of its market share, OTE is working systematically on a number of fronts. Since the beginning of 2003, the company has been consistently launching initiatives aimed at improving its sales and marketing efforts, raising customer loyalty and reinforcing the OTE brand.

     The new Datapack packages targeting corporate clients, announced in February, were introduced at the end of the first quarter. Reflecting strong demand, take-up of these packages was in line with OTE's expectations. OTE is acheiving strong growth in data services - leased line revenues were up 26% in the first quarter, with particularly strong growth in March. ISDN revenues were up nearly 50% in the quarter. In addition, OTE was the successful bidder in a number of large-scale corporate competitions for data services, including a major program for OPAP, the Greek national lottery operator, and a disaster recovery project for one of Greece's leading banks.

     OTE has continued to strengthen its sales and marketing teams to better meet the needs of its customers.

     In late March, OTE announced its first packages aimed at the individual and business customers, including significant reduction on all domestic long-distance calls made on Sundays. A suite of targeted international call packages offering reduced rates and volume discounts to residential and business clients was also introduced. These packages took effect on May 12. However, the Greek regulator is conducting an inquiry into OTE's new reduced tariffs. OTE is taking necessary steps to continue to carrying out a competitive commercial policy.

     OTE launched an advertising campaign in April to raise its visibility and support its new image in an increasingly competitive environment. The first wave of corporate advertising was followed by an integrated sales and marketing program to bolster the success of the company's new packages.

     Finally, OTE's efforts to revamp its customer-facing operations are paying off, as reflected in improvements of most customer-satisfaction indexes.

     4. ROMTELECOM

     In the first quarter of 2003, RomTelecom's fixed-line operations posted revenues of EUR196.9 million, down nearly 16% from revenues of EUR233.4 million in the first three months of 2002. This sharp revenue drop is due to a decrease in international interconnect traffic and fixed-to-mobile substitution, partly offset by higher than forecast local traffic volume. In addition, the appreciation of the euro against the lei, significantly exceeding the Romanian inflation rate, affected revenues in euro terms

     Traffic volume rose in nearly all market segments, with the exception of fixed-to-mobile.

     EBITDA of RomTelecom's fixed-line operations rose to 32% in the first quarter of the year, as compared to 23% in the comparable quarter last year. This is primarily due to a significant reduction in payroll and other operating expenses. Nearly 9,000 employees, or 23% of fixed-line headcounts, left the company in the 12 months to March 31, 2003.

     RomTelecom does not expect significant competition to emerge in the Romanian domestic fixed-line market in the balance of this year. Following implementation of tariff rebalancing, RomTelecom expects to limit the full-year decline in operating revenues.

     5. OTHER CURRENT EVENTS

     NEW CFO APPOINTMENT

     On March 28 following the resignation of Dimitri Kouvatsos, OTE appointed Iordanis Aivazis as Group Chief Financial Officer. Mr Aivazis, whose previous position was Executive Vice President, Finance, of OTE International, joined the OTE Group in early 2001 following a substantial career in the banking sector.

     VOLUNTARY RETIREMENT PROGRAM

     OTE completed a new voluntary program in April, through which approximately 850 employees will have to leave the company by the end of the year, in addition to some 180 employees taking scheduled retirement. This is OTE's third annual consecutive retirement program and represents a significant component of the company's efforts to reduce its cost base in Greek fixed-line operations. A total of EUR9.2 million in voluntary retirement expenses was charged in the first quarter; with the bulk of the balance, or approximately EUR35 million, to be charged in the second quarter.

     COSMOROM

     On May 27, OTE announced that its COSMOROM mobile subsidiary in Romania was in negotiations with its principal equipment supplier regarding the payment of outstanding trade liabilities totaling approximately EUR100 million, plus interest.

     COSMOROM's failure to make this payment has resulted in a non-payment default by OTE related to certain notes and loan facilities. OTE is taking appropriate measures to address this non-payment default. Following this announcement, the Standard & Poors and Moody's credit rating agencies have decided to place OTE's debt and credit rating under review.

     6. OUTLOOK

     For 2003 as a whole, OTE expects EBITDA, excluding RomTelecom, to remain roughly stable from the 2002 level. EBITDA margin at RomTelecom's fixed-line operations is expected to remain at the first quarter level, on an approximately 10% decline in sales.

     Reflecting the slower than expected cost improvement in its Greek fixed-line operation, OTE is taking aggressive action to accelerate its cost-cutting programs, in order to achieve the above objectives.

     OTE reiterates its intention to resolve the situation at the CosmoRom subsidiary in the most cost-effective manner before the end of 2003.

     EBITDA equals Operating Income plus Depreciation and Amortization.

     About OTE

     OTE is a provider of public, fixed switch domestic and international telephony services in Greece. With local, long distance and international communications services in addition to mobile telephony, internet services, and high-speed data communications, OTE provides consumers and businesses the ability to communicate globally through its extensive network infrastructure. In addition, OTE has a number of International investments in the South East European region and addresses a potential customer base of 60 million people.

     Listed on the Athens Stock Exchange, the company trades under the ticker HTO as well as on the New York Stock Exchange under the ticker OTE. In the U.S., OTE's American Depository Receipts (ADR's) represents 1/2 ordinary share.

     Additional Information is also available on http://www.ote.gr.

     Forward-looking statement

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company's future financial results are discussed more fully in the Company's filings with the U.S. Securities and Exchange Commission (the "SEC"), including the Company's Annual Report on Form 20-F for 2001 filed with the SEC on July 15, 2002. OTE assumes no obligation to update information in this release.

Exhibits to follow:

     I. COSMOTE Overview

     II. OTEnet Overview

     III. Segment Information

     IV. International Assets

     V. Condensed unaudited Consolidated Balance Sheets as of March 31, 2003 and December 31, 2002 (Under US GAAP)

     VI. Condensed unaudited Consolidated Statements of Operations for the three months and year end ended March 31, 2003 and 2002 (Under US GAAP)

     VII. Condensed unaudited Consolidated Statement of Cash Flows for the three months ended March 31, 2003

     VIII. Operating Revenues for the three months and three months ended March 31, 2003 and 2002 (Under US GAAP)

     IX. COSMOTE's unaudited Consolidated Statements of Operations for the three months and three months ended March 31, 2003 and 2002 (Under US GAAP)

     X. Operating and financial ratios

     XI. RomTelecom financial statements for the three months ended March 31, 2003 and 2002 (under US GAAP)

     EXHIBIT I

     COSMOTE OVERVIEW

     COSMOTE reported continuing growth in its financial results for the first three months of 2003. Consolidated operating revenues for the period under review amounted to EUR 297.1 mil, 12.8% higher compared to 2002 first quarter revenues

     Despite intense competition in both markets (Greece-Albania) that the Company operates, the 80% y-o-y increase of M2M termination charges in Greece and the official introduction of M2M termination charges in Albania, COSMOTE's group profitability was sustained at high levels. Specifically EBITDA reached EUR 127.0 mil, posting an EBITDA margin of 42.8%, compared to 43.3% a year ago.

     On March 31, 2003, COSMOTE had 3,641,463 customers, of which 1,565,290 were contract-based subscribers and 2,076,173 pre-paid card users, with a total customer base profile 43.0%/57.0%, contract to pre-paid. COSMOTE is since June 2001 the leader in the Greek mobile market, with a market share of 37.3 % at the end of March 2003. During Q1 2003, COSMOTE added 135,125 new customers (13,849 contract-based and 121,276 pre-paid, or 10.2%/89.8% split of total net additions for the period under review).

     Average blended monthly Minutes of Use (AMOU) per customer during Q1 2003 has reached 96 min, compared to 86 min during the same period last year. This is attributed to the strong growth in contract AMOU that has resulted in a 34 minutes increase on a y-o-y basis (~ 23% higher, or 180 min). This trend reflects the fact that voice usage represents the key growth driver in the Greek mobile market.

     Average blended monthly Revenue per User (ARPU) for the period under review was almost stable at EUR 27.5 compared to a year ago (EUR28.0) despite the significant tariff cuts and the dilution effect from the higher proportion of prepaid customers in the total customer base. The key driver behind ARPU evolution is the increase in contract ARPU, which to a large extent has offset the recent tariff rebalancing and the lower fixed to mobile interconnection charges.

     The blended average monthly number of SMS per customer stood at 39, compared to 41 SMS during the same period last year (Q1 2003), partly diluted by MMS. The Company has (since launch) recorded approximately 80,000 MMS users that send on average around 10,000 MMS per day. As a result data revenues (including SMS revenues) participate by 13.6% in the COSMOTE's total revenues, compared to 12% a year ago.

     AMC

     At the end of March 2003, AMC, COSMOTE's 82% owned subsidiary in Albania, had 537,783 (+78% y-o-y) customers of which the vast majority (97.6%) are prepaid customers This growth was delivered whilst maintaining an outstanding EBITDA margin of 59.0% in the first three months of 2003.

     COSMOTE's summary consolidated financial figures are stated below:

     COSMOTE S.A.

     CONSOLIDATED STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

Amounts in EUR Millions, except       Q1-2003       Q1-2002
 per share data                                              % change
-------------------------------  ------------  ------------  ---------
Revenues                               297.1         263.4      +12.8%
-------------------------------  ------------  ------------  ---------
  of which telecom revenues            290.5         256.5       13.3%
-------------------------------  ------------  ------------  ---------
EBITDA                                 127.0         114.1      +11.4%
-------------------------------  ------------  ------------  ---------
EBITDA Margin                           42.8%         43.3%    -0.5pp
-------------------------------  ------------  ------------  ---------
EBT                                     85.9          76.6       12.1%
-------------------------------  ------------  ------------  ---------
Net Income (after taxes)                54.9          50.2        9.3%
-------------------------------  ------------  ------------  ---------
Net Income (after minority
 interests)                             53.7          49.0        9.6%
-------------------------------  ------------  ------------  ---------
Net Income Margin                       18.1%         18.6%      -0.5%
-------------------------------  ------------  ------------  ---------
Earnings per Share (EUR)               0.163         0.148        9.6%
-------------------------------  ------------  ------------  ---------
Number of shares outstanding     330,139,120   330,055,870
-------------------------------  ------------  ------------  ---------

     EXHIBIT II

     OTENET OVERVIEW

     OTEnet is an 80%-owned OTE subsidiary that operates in the Internet business, offering access and IP-based telecom solutions as well as e-business and content services.

     On March 31, 2003, OTEnet had 185,000 active dial-up users compared to 169,453 noted on March 31, 2002, representing a yearly increase of 9%. OTEnet permanent and small business connections reached 1,600 on March 31, 2003, compared to 971 on March 31, 2002, representing a 65% yearly increase. Finally, on March 31, 2003, OTEnet hosted approximately 2,400 active web sites, compared to 1,716 on March 31, 2002, representing a 40% yearly increase.

     These improvements in the company's operational performance resulted in a 43.4% rise in Operating Revenues of the first Quarter of 2003 compared to the relative period of last year, as a result of a more effective product mix and a more efficient utilization of the company's infrastructure, maximizing its capabilities.

     OTEnet's financial results for the first Quarter of 2003 are detailed in the following table:

     OTEnet S.A.

     STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

Description                                          1Q 03       1Q 02
----------------------------------------------------------------------
Operating Revenues                                   14.2         9.9
----------------------------------------------------------------------
EBITDA                                                2.6         1.3
----------------------------------------------------------------------
Operating Profit /(Loss)                              1.4         0.3
----------------------------------------------------------------------
Net Income/(Loss)                                     0.6         0.2
----------------------------------------------------------------------

     EXHIBIT III

     SEGMENT INFORMATION

     OTE is reporting segment information based on the company's legal structure.

     Segment Information for the three months ended March 31, 2003


          HELLENIC TELECOMUNICATIONS ORGANIZATION S.A. (OTE)
                           AND SUBSIDIARIES
                          Segment Reporting
                       Prepared under U.S. GAAP
          for the three months ended March 31, 2003 and 2002
                        (In millions of Euro)
                                                      Adjust
               OTE   Cosmote   Rom    All     Total   ments
                             telecom  Other             &     Consolid
                                                      Elimin    ated
                                                      ations
Operating
 Revenues:
Domestic
 Telephony    486.1     0.0    47.3    5.5     538.9
Internat
-ional
Telephony      67.0     0.0    10.6    6.4      84.0
Mobile
 telephony
services        0.0   290.2     0.7   18.8     309.7
Other         238.8     6.9     7.1   53.3     306.1
Total
 Operating
Revenues      791.9   297.1    65.7   84.0   1,238.7  (138.5) 1,100.2
             ------- ------- ------- ------ --------- ------- --------

Intersegment
Revenues      (59.2)  (48.8)    0.0  (30.5)   (138.5)

Revenue from
External
Customers     732.7   248.3    65.7   53.5   1,100.2

Operating
Expenses:
Payroll and
employee
benefits     (196.7)  (14.0)  (23.0) (12.2)   (245.9)    0.2   (245.7)
Voluntary
retirement
costs          (9.2)                            (9.2)      0     (9.2)
Payments
to
internat-
ional
operators     (36.3)   (4.1)   (1.8)  (2.9)    (45.1)      0    (45.1)
Payments to
mobile
telephony
operators    (130.1)  (45.9)   (7.9)  (5.0)   (188.9)   55.5   (133.4)
Depreciation
and
amortization (137.3)  (38.4)  (13.7) (11.9)   (201.3)      0   (201.3)
Other
operating
expenses     (143.6) (106.2)  (13.8) (48.5)   (312.1)   83.3   (228.8)
             ------- ------- ------- ------ --------- ------- --------
Total
Operating
Expenses     (653.2) (208.6)  (60.2) (80.5) (1.002.5)    139   (863.5)
             ------- ------- ------- ------ --------- ------- --------

             ------- ------- ------- ------ --------- ------- --------
Operating
Income        138.7    88.5     5.5    3.5     236.2     0.5    236.7
             ------- ------- ------- ------ --------- ------- --------

EBITDA        276.0   126.9    19.2   15.4     437.5     0.5    438.0
             ------- ------- ------- ------ --------- ------- --------
EBITDA
MARGIN %       34.9%   42.7%   29.2%  18.3%     35.3%            39.8%
             ------- ------- ------- ------ --------- ------- --------

     In the above table, OTE for comparison purposes is the result of OTE parent and OTE Estate. OTE for the first three months of 2003 had an EBITDA margin of 34.9%. Excluding the effect of voluntary retirement costs EBITDA margin for the first quarter was above 35.5%, and at a similar level to last year's, despite the accelerated market share reduction. COSMOTE's EBITDA for the first quarter 2003 represented 29.0% of Group EBITDA.

     EXHIBIT IV

     INTERNATIONAL ASSETS

     TELECOM SERBIA

     OTE has a 20% equity investment in Telecom Serbia that is accounted for under the equity method. Operating revenues for the first three months of 2003 decreased by 6.7% compared to the same period of 2002. EBITDA margin for the first three months of 2003 reached 48.2% and EBITDA in the same period decreased by 10.2%. Net Debt as at March 31, 2003 stood at EUR7.5 million.

    Telecom Serbia's key financial figures are stated below:

    TELECOM SERBIA

    STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US G.A.A.P.

    (In EUR Millions)

    Unaudited

           Description                 Q1 03        Q1 02     % Change
----------------------------------   ----------   ----------   -------
Operating Revenues                       122.7        131.5      -6.7%
----------------------------------   ----------   ----------   -------
EBITDA                                    59.2         65.9     -10.2%
----------------------------------   ----------   ----------   -------
EBITDA Margin                             48.2%        50.1%   -1.9pp
----------------------------------   ----------   ----------   -------
EBIT                                      24.3         36.0     -32.5%
----------------------------------   ----------   ----------   -------
Net Income/(loss)                         13.0         24.8     -47.5%
----------------------------------   ----------   ----------   -------
Net Income/ (loss) Margin                 10.6%        18.9%   -8.3pp
----------------------------------   ----------   ----------   -------
Increase / (Decrease) in Gross
 PP&E                                     32.6         54.3
----------------------------------   ----------   ----------   -------

----------------------------------   ----------   ----------   -------
Fixed Telephony, Lines               2,325,210    2,271,965       2.3%
----------------------------------   ----------   ----------   -------
Mobile Telephony, Contract
 customers                              23,902        6,377     274.8%
----------------------------------   ----------   ----------   -------
Mobile Telephony, Prepaid
 customers                           1,437,044      947,398      51.7%
----------------------------------   ----------   ----------   -------
Mobile Telephony, Total customers    1,460,946      953,775      53.2%
----------------------------------   ----------   ----------   -------
                                      31.03.03     31.12.02
----------------------------------   ----------   ----------   -------
Net Financial Debt                         7.5          5.4      38.9%
----------------------------------   ----------   ----------   -------

     ARMENTEL

     OTE has a 90% stake in ArmenTel that is accounted for under a fully consolidated basis.

     ArmenTel's Operating Revenues for the three months ended March 31, 2003 amounted to EUR16.0 million, while Net Income amounted to EUR2.0 million. Revenue reduction is due to the decrease in International revenues, in line with reduction in payments to International operators. EBITDA margin in the first quarter of 2003 reached 52.5%.

     ArmenTel's key financial figures are stated below:

     ARMENTEL

     STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US GAAP

     (In EUR Millions)

     Unaudited

         Description                 Q1 03         Q1 02      % Change
-----------------------------     ------------   ---------   ---------
Operating Revenues                       16.0        16.3        -1.8%
-----------------------------     ------------   ---------   ---------
EBITDA                                    8.4         9.7       -13.4%
-----------------------------     ------------   ---------   ---------
EBITDA Margin                            52.5%       59.5%     -7.0pp
-----------------------------     ------------   ---------   ---------
EBIT                                      2.8         4.2       -33.3%
-----------------------------     ------------   ---------   ---------
Net Income/(Loss)                         2.0        (0.8)        N/A
-----------------------------     ------------   ---------   ---------
Net Income Margin                        12.5%       -4.9%        N/A
-----------------------------     ------------   ---------   ---------
Increase/(Decrease) in Gross
 PP&E                                     5.1        21.9
-----------------------------     ------------   ---------   ---------

-----------------------------     ------------   ---------   ---------
Fixed Telephony, Lines                546,003     531,880
-----------------------------     ------------   ---------   ---------
Mobile Telephony, Contract
 customers                             32,791      28,365
-----------------------------     ------------   ---------   ---------
Mobile Telephony, Prepaid
 customers                             49,894         856
-----------------------------     ------------   ---------   ---------
Mobile Telephony, Total
 customers                             82,685      29,221
-----------------------------     ------------   ---------   ---------
                                     31.03.03    31.12.02
-----------------------------     ------------   ---------   ---------
Net Financial Debt                       77.5        97.9       -20.8%
-----------------------------     ------------   ---------   ---------

     ROMTELECOM

     OTE has a 35% stake in RomTelecom that is accounted for under the equity method.

     RomTelecom's Operating Revenues for the three months ended March 31, 2003, amounted to EUR198.4 million representing a drop of 15.9% as compared to the same period last year.

     RomTelecom's key financial figures are stated below:

     ROMTELECOM

     CONSOLIDATED STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US GAAP

    (In EUR Millions)

    Unaudited

         Description              1Q 03            1Q 02      % Change
---------------------------------------------  -------------  --------
Operating Revenues                     198.4          235.9     -15.9%
---------------------------------------------  -------------  --------
EBITDA                                  56.5           37.2      51.9%
---------------------------------------------  -------------  --------
EBITDA Margin                           28.5%          15.8%   12.7pp
---------------------------------------------  -------------  --------
EBIT                                    14.9           (4.1)      N/A
---------------------------------------------  -------------  --------
Net Income / (Loss)                      9.3          (17.0)      N/A
---------------------------------------------  -------------  --------
Net Income/(Loss) Margin                 4.7%          -7.2%
---------------------------------------------  -------------  --------
Increase/(Decrease) in Gross
 PP&E                                   17.5           34.7
---------------------------------------------  -------------  --------

---------------------------------------------  -------------  --------
Fixed Telephony, Lines             4,220,617      4,220,955       0.0%
---------------------------------------------  -------------  --------
Mobile Telephony, Contract
 customers                            92,227        112,700     -18.2%
---------------------------------------------  -------------  --------
Mobile Telephony, Prepaid
 customers                            51,683         68,574     -24.6%
---------------------------------------------  -------------  --------
Mobile Telephony, Total
 customers                            40,544         44,126      -8.1%
---------------------------------------------  -------------  --------
                                    31.03.03       31.12.02
---------------------------------------------  -------------  --------
Net Financial Debt                     253.0          391.1     -35.3%
---------------------------------------------  -------------  --------

     RomTelecom's financials were influenced negatively from its DCS 1800 mobile subsidiary, CosmoRom, that is consolidated. The key financial figures for RomTelecom and CosmoRom on a stand-alone basis are shown in the table below:

     ROMTELECOM & COSMOROM STANDALONE

     STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003, in accordance with US GAAP

     (In EUR Millions)

     Unaudited

           Description                       RomTelecom       CosmoRom
----------------------------------------------------------------------
Operating Revenues                             196.9              2.2
----------------------------------------------------------------------
Operating Expenses                            (170.9)           (12.5)
----------------------------------------------------------------------
Operating Profit /(Loss)                        26.0            (10.2)
----------------------------------------------------------------------
Operating margin                                13.2%           463.6%
----------------------------------------------------------------------
Financial costs & other                          4.3             (0.3)
----------------------------------------------------------------------
Income / (Loss) before taxes                    30.3            (10.5)
----------------------------------------------------------------------
Net Income / (Loss)                             20.9            (10.5)
----------------------------------------------------------------------
EBITDA                                          63.0             (6.0)
----------------------------------------------------------------------

     COSMOBULGARIA

     OTE has a 100% stake in CosmoBulgaria that is accounted for under a fully consolidated basis.

     CosmoBulgaria is a company offering mobile telephony services in Bulgaria under the brand name GloBul. The company in the three month period ended March 31, 2003 had operating revenues of EUR16.6 million and loss of EUR51.0 million million.

     Globul's key financial figures are stated below:

     COSMOBULGARIA

     STATEMENTS OF OPERATIONS

     Three months ended March 31, 2003 and 2002, in accordance with US GAAP

     (In EUR Millions)

     Unaudited

     Description            1Q 03           1Q 02           % Change
----------------------  --------------  --------------  --------------
Operating Revenues               16.6             7.6           118.4%
----------------------  --------------  --------------  --------------
EBITDA                            2.2            (2.4)           -8.3%
----------------------  --------------  --------------  --------------
EBIT                             (4.0)           (6.4)          -37.5%
----------------------  --------------  --------------  --------------
Net Income/(Loss)                (5.1)           (6.3)          -19.0%
----------------------  --------------  --------------  --------------
Increase/(Decrease) in
 Gross PP&E                      13.1            11.3            15.9%
----------------------  --------------  --------------  --------------

----------------------  --------------  --------------  --------------
Mobile Telephony,
 Contract customers           252,345         139,434            81.0%
----------------------  --------------  --------------  --------------
Mobile Telephony,
 Prepaid customers            309,664          67,496           358.8%
----------------------  --------------  --------------  --------------
Mobile Telephony,
 Total customers              562,009         206,930           171.6%
----------------------  --------------  --------------  --------------
                             31.03.03
----------------------  --------------  --------------  --------------
Net Financial Debt              (61.2)
----------------------  --------------  --------------  --------------

    EXHIBIT V

 HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A (OTE) AND SUBSIDIARIES
----------------------------------------------------------------------

                Condensed Consolidated Balance Sheets
                       Prepared under U.S. GAAP
              as of March 31, 2003 and December 31, 2002
                          (In EUR millions)
----------------------------------------------------------------------
               CONSOLIDATED BALANCE SHEETS - UNAUDITED
----------------------------------------------------------------------

                      2003     2002                     2003     2002
                  --------- --------                --------- --------
                                     Liabilities
                                      and
                                      Shareholders'
Assets                                Equity
-----------------                    --------------

                                     Current
Current Assets                        Liabilities
Cash and cash                        Short - term
 equivalents         393,0    447,5   borrowings       336,5    292,8
                                     Current
                                      maturities of
Accounts                              long-term
 receivable        1.546,7  1.419,1   debt              95,8     28,6
Materials and                        Accounts
 supplies             64,5     66,5   payable          883,9    839,7
                                     Accrued and
Deferred income                       other
 taxes                 3,0      8,6   liabilities      713,3    540,3
Other current                        Income taxes
 assets              220,1    238,1   payable          244,4    170,2
                  --------- --------
                                     Dividends
                                      payable            6,9      7,7
                                                    --------- --------
                   2.227,3  2,179.8
                  --------- --------
                                                     2.280,8  1.879,3
                                                    --------- --------
Other assets
                                     Long-Term
Investments          231,4    573,6   Liabilities
                                     Long-term
                                      debt, net of
Prepayment to                         current
 EDEKT-OTE           296,7    305,5   maturities     2.692,0  2.576,2
                                     Reserve for
                                      staff
Deferred income                       retirement
 taxes               143,0    131,0   indemnities      267,2    263,4
Other long-term                      Reserve for
 receivables         150,8    110,3   Youth Account    361,1    352,6
                  --------- --------
                                     Deferred
                     821,9  1.120,4   income taxes
                  --------- --------
                                     Other long-
                                      term
                                      liabilities      326,1    143,3
                                                    --------- --------

Telecommunication
 property,                                           3.646,4  3.335,5
                                                    --------- --------
Plant and
 equipment
Less:Accumulated                     Minority
 depreciation      6.965,1  5.264,5   interests        962,8    331,1
                  --------- --------                --------- --------


                                     Shareholders'
                                      Equity
                                     Share capital   1.204,7  1.204,7
Telecommunication
 licenses, net of                    Paid-in
 amortization        412,1    407,6   surplus          506,9    506,9
                  --------- --------
                                     Treasury stock   (276,4)  (272,6)
                                     Legal reserve     246,2    246,2
Goodwill
 resulting from                      Retained
 consolidated                         earnings       2.012,4  1.899,3
                                     Accumulated
                                      other
subsidiaries, net                     comprehensive
 of amortization      69,8     69,8   income           (84,7)   (84,7)
                  --------- --------
                                     Unaccrued
                                      Compensation      (2,9)    (3,6)
                                                    --------- --------
                                                     3.606,2  3.496,2
                                                    --------- --------

                  10.496,2  9.042,1                 10.496,2  9.042,1
                  ========= ========                ========= ========

                   Movement in Shareholders' equity
----------------------------------------------------------------------

                                                                 2003
                                               -----------------------
                                                     (unaudited)
Shareholders' equity, January 1                               3.496,2
                                               -----------------------
Net Income for the period                                       113,1
Treasury stock                                                   (3,8)
Deferred Compensation                                             0,7
                                               -----------------------

Shareholders' equity,  March 31                               3.606,2
                                               =======================

     EXHIBIT VI

     HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

     AND SUBSIDIARIES

     Condensed Consolidated Statements of Operations

     for the three months and three months ended March 31, 2003 and 2002

     Amounts in EUR millions

     Prepared in accordance with US GAAP Unaudited

                                         Q1 03         Q1 02  % change
Operating Revenues:
   Domestic Telephony                   538.5         528.7      1.85
   International Telephony               84.0          85.6     -1.87
   Mobile telephony services            260.6         204.2     27.62
   Other                                217.1         202.3      7.29
                                  ------------  ------------  --------
   Total Operating Revenues           1,100.2       1,020.8      7.77
                                  ============  ============  ========

Operating Expenses:
   Payroll and employee benefits       (245.7)       (204.5)    20.15
   Voluntary retirement costs            (9.2)         (5.6)    64.29
   Payments to international
    operators                           (45.1)        (40.7)    10.81
   Payments to mobile telephony
    operators                          (133.4)       (119.5)    11.62
   Depreciation and amortization       (201.3)       (156.3)    28.79
   Other operating expenses            (228.8)       (208.7)     9.63
                                  ------------- ------------  --------
   Total Operating Expenses            (863.5)       (735.3)    17.43
                                  ============= ============  ========

 Operating Income                       236.7         285.5    -17,09
                                  ============= ============  ========

Other income / (expense), net:
   Financial, net                       (11.9)        (25.2)   -52.78
   Other, net                            (3.3)         (5.7)   -42.11
                                  ------------- ------------  --------
   Total Other income / (expense),
    net                                 (15.2)        (30.9)   -50.81
                                  ============= ============  --------

Income before provision for income
 taxes and minority interests           221.5         254.6    -13.00
                                  ============  ============  ========

Provision for income taxes              (84.0)        (92.6)    -9.29
                                  ------------- ------------  --------

Income before minority interests        137.5         162.0    -15.12
Minority Interests                      (24.4)        (21.4)    14.02
                                  ------------  ------------  --------
Net Income                              113.1         140.6    -19.56
                                  ============  ============  ========

Basic EPS (Euro)                       0.2306        0.2865     -19.5
                                  ============  ============  ========

Weighted average number of shares
 outstanding                      490,514,474   490,727,429

     Up to January 31, 2003, OTE was billed by the mobile operators for substantially all its revenue from calls placed from itsnetwork to subscribers of the mobile operators. These charges were included in "Payments to mobile telephony operators" in Opearting Expenses. Simultaneously, OTE charged the mobile operators an interconnection fee relating to such calls, which was included in "Interconnection charges" in Other Operating Revenues. Effective February 1, 2003, OTE, based on new arrangements made with the mobile operators, no longer charges an interconnection fee for such calls but pays a charge per minute at rates determined in the new agreements.

     EXHIBIT VII

     CASH FLOW INFORMATION

     Condensed cash flows for the three months ended March 31, 2003 is as follows:

    Amounts in EUR million

    Prepared in accordance with US GAAP


Cash Flows from Operating Activities :
    Net income                                                  113.1
Adjustments to reconcile to net cash provided by
 operating activities:
    Depreciation and amortization                               201.3
    Provision for doubtful accounts                              23.3
    Provision for staff retirement indemnities and
     youth account                                               26.0
    Minority interests                                           24.4
    Working capital                                             -20.3
    Other movements                                            -118.1
                                                     =================
Net Cash provided by Operating Activities                       249.7
                                                     -----------------

Cash Flows from Investing Activities:

    Capital expenditures                                       -168.8
    Payments for purchase of subsidiary, net of cash
     acquired                                                   -53.8

                                                     =================
Net Cash used in Investing Activities                          -222.6
                                                     -----------------

Cash Flows from Financing Activities:
    Net  change in short-term and long-term debt                -77.2
    Treasury Stock acquired                                      -3.8
    Dividends paid                                               -0.6

                                                     =================
Net Cash provided by Financing Activities                       -81.6
                                                     -----------------

Net Increase/(Decrease) in Cash and Cash Equivalents            -54.5
Cash and Cash equivalents at beginning of period                447.5

                                                     -----------------
Cash and Cash Equivalents at end of period                      393.0
                                                     =================

    EXHIBIT VIII

    HELLENIC TELECOMMUNICATIONS ORGANIZATION S.A. (OTE)

    AND SUBSIDIARIES

    Operating Revenues

    for the three months ended March 31, 2003 and 2002

    Amounts in EUR millions

    Prepared in accordance with US GAAP Unaudited

                                          Q1 03      Q1 02   % change
                                       --------   --------   ---------
Domestic Telephony:
   Basic monthly rentals                 175.8      149.4       17.67
   Local and long distance calls
       -Fixed to fixed                   202.4      215.1       -5.90
       -Fixed to mobile                  142.5      149.5       -4.68
                                       --------   --------   ---------
                                         344.9      364.6       -5.40
                                       ========   ========   =========

     Other                                17.8       14.7       21.09
                                       --------   --------   ---------
   Total Domestic Telephony              538.5      528.7        1.85
                                       ========   ========   =========

International Telephony:
   International traffic                  46.0       47.5       -3.16
   Payments from mobile operators          7.3        8.7      -16.09
                                       --------   --------   ---------
                                          53.3       56.2       -5.16
------------------------------------   ========   ========   =========
   Payments from International
    operators                             30.7       29.4        4.42
------------------------------------   --------   --------   ---------
   Total International Telephony          84.0       85.6       -1.87
                                       ========   ========   =========

Mobile Telephony Services:               260.6      204.2       27.62
                                       ========   ========   =========

Other Operating Revenues:
Traditional Services:
   Telecards                              36.2       36.5       -0.82
   Directories                            12.3       10.3       19.42
   Radio communications                    5.8        5.1       13.73
   Audiotex                               17.1       19.4      -11.86
   Telex and telegraphy                    0.8        0.5       60.00
                                       --------   --------   ---------
                                          72.2       71.8        0.56
                                       ========   ========   =========
New Business:
   Leased lines and data
    communications                        55.5       45.7       21.44
   ISDN, connection & monthly
    charges                               21.4       14.5       47.59
   Sales of telecommunication
    equipment                             18.9       21.5      -12.26
   Internet services                      11.6       10.9        6.42
   ATM                                     4.6        2.1      119.05
                                       --------   --------   ---------
                                         112.0       94.7       18.22
                                       ========   ========   =========
Other :
   Services rendered                      12.9       14.7      -12.24
   State's participation in
    universal services
   Interconnection charges                19.7       17.2       14.53
   Miscellaneous                           0.3        3.9      -92.31
                                       --------   --------   ---------
                                          32.9       35.8       -8.10
                                       ========   ========   =========
Total Other Operating Revenues           217.1      202.3        7.29
                                       ========   ========   =========

Total Operating Revenues               1,100.2    1,020.8        7.77
                                       ========   ========   =========

    EXHIBIT IX

    COSMOTE MOBILE TELECOMMUNICATIONS S.A.

    Consolidated Statements of Operations for the three

    months ended March 31, 2003 and 2002

    Amounts in EUR millions

    Prepared in accordance with US GAAP Unaudited

                                            1Q 03    1Q 02   % change
                                           ------  -------
OPERATING REVENUES:
   Monthly service fees                     39.5     36.3         8.8
   Airtime revenues                        125.0   108.85        14.9
   Interconnection revenues                 87.6     78.5        11.6
   Roaming revenues                          2.6      3.6       -26.2
   SMS revenues                             35.7     29.3        21.9
   Sales of handsets and accessories         6.6      6.9        -4.3
   Other operating revenues                 0.04      0.1       -64.5
                                           ------  -------   ---------

   TOTAL OPERATING REVENUES                297.1    263.5        12.8
                                           ======  =======   =========

COST OF SALES & SERVICES PROVIDED:
   Interconnection                          50.0    35.80        39.5
   Cost of goods                            11.7      9.7        20.8
   Payroll                                  14.0     14.4        -2.5
   Network operating costs                  26.0     22.8        14.0
   Distribution                             43.5     44.4        -2.2
   Marketing                                14.2     10.2        39.5
   General & administrative                  6.9      6.6         5.1
   Provision for doubtful accounts           3.7      5.4       -31.7
                                           ------  -------
   TOTAL OPERATING EXPENSES                170.1    149.4        13.9
                                           ======= =======

 EBITDA                                    127.0    114.1        11.4
 EBITDA margin                              42.8%    43.3%     -0.5pp

Depreciation                                38.4     32.0        20.0
EBIT (operating income)                     88.7     82.1         8.0

Interest and other financial
income/(expenses), net:                     (2.8)    (5.5)      -49.2

Income before provision for income taxes    85.9     76.6        12.1
    Provision for income taxes              31.0     26.3        17.6

Income before minority interests            54.9     50.2         9.3
   Minority Interests                        1.2      1.3        -3.3
                                           ------  -------
Net Income                                  53.7     49.0         9.6
                                           ======= =======
Net Income margin                           18.1%    18.6%     -0.5pp

Earnings per share (EUR)                   0.163    0.148        10.1

    EXHIBIT X

    OPERATING AND FINANCIAL RATIOS

                                               March 31
                                        ----------------------
                                                                  %
Operating (1):                               2003        2002   change
--------------------------------------  ----------  ----------  ------
Number of PSTN lines in service         5,356,849   5,565,222    -3.7%
--------------------------------------  ----------  ----------  ------
Number of ISDN, 64 Kb equivalent
 channels                                 938,394     658,918   +42.4%
--------------------------------------  ----------  ----------  ------
Total number of lines in service        6,295,243   6,224,140    +1.1%
--------------------------------------  ----------  ----------  ------

--------------------------------------  ----------  ----------  ------
Number of employees -   OTE                17,674      18,327    -3.6%
--------------------------------------  ----------  ----------  ------
Subsidiaries                                2,540       2,092   +21.4%
--------------------------------------  ----------  ----------  ------

--------------------------------------  ----------  ----------  ------
Access lines in service per Employee        356.2       339.6    +4,9%
--------------------------------------  ----------  ----------  ------

    (1) The operating information and ratios exclude ArmenTel's data.

Financial:                               31.03.03   31.12.02    change
---------------------------------------  ---------  ---------  -------
Current Ratio                                0.98       1.16
---------------------------------------  ---------  ---------  -------
Net Leverage
(Iet debt/Shareholders Equity+Net debt)      43.1%      41.2%  +1.9pp
---------------------------------------  ---------  ---------  -------

    EXHIBIT XI

    ROMTELECOM

    CONSOLIDATED and STAND ALONE CONDENSED BALANCE SHEET

    As of March 31, 2003, in accordance with US GAAP

    (In EUR Thousands)

                                             Consolidated  Stand-Alone
                                             (Unaudited)   (Unaudited)
Property, plant and equipment                 1,915,810     1.821.440
Intangible assets                                12.027         4.120
Investments and other long-term assets           67.076       226.582
Long-term assets                              1,994.913     2.052.142

Inventories                                      23.971        20.571
Trade and other receivables                     146.815       148.391
Cash and cash equivalents                       109.268       107.968
Current assets                                  280.054       276.930

Total assets                                  2.274.967     2.329.072

Shareholders' Equity                          1.324.071     1.544.016

Borrowings                                      198.822       198.822
Trade payables                                  165.340       165.340
Other liabilities                                75.453        75.315
Long-term liabilities                           439.615       439.477

Trade and other payables                        347.739       252.375
Borrowings                                      163.542        93.204
Current liabilities                             511.281       345.579

Total liabilities                               950.896       785.056

Total liabilities and shareholders' equity    2.274.967     2.329.072

     ROMTELECOM

     CONSOLIDATED and STAND ALONE INCOME STATEMENT

     For the three month period ended March 31, 2003, in accordance with US GAAP

     (In EUR Thousands)


                                            Consolidated   Stand-Alone
                                            (Unaudited)    (Unaudited)
Basic monthly rentals                            49,703        49,703
Domestic Telephony calls                         93,121        93,121
                                            ------------   -----------
Domestic Telephony                              142,824       142,824
International Telephony                          32,151        32,357
Mobile Telephony                                  1,821
Other Revenues                                   21,584        21,678
                                            ------------   -----------
Total Operating Revenues                        198,380       196,859

Personnel (inc Voluntary Redundancy)            (70,532)      (68,901)
Other operating expenses                        (71,389)      (64,864)
Depreciation and Amortization                   (41,556)      (37,188)
Total Operating expenses                       (183,477)     (170,953)

Operating income                                 14,903        25,906

Financial, net                                    3,733         4,342

Income before provision for income taxes         18,636        30,248

Provision for Income taxes                       (9,318)       (9,318)

Net income / (loss)                               9,318        20,930


    CONTACT: OTE:
             George Rallis - Investor Relations Officer
             Tel: +30 210 611 5888
             email: grallis@ote.gr
             or
             Kostas Bratsikas - Investor Relations
             Tel: +30 210 611 1428
             email: brakon@ote.gr
             or
             Taylor Rafferty:
             London: +44 20 7936 0400
             New York: +1 212-889-4350
             email: ote@taylor-rafferty.com